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SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the Date of 26 June 2003

BHP Billiton Plc

Registration Number 3196209

Neathouse Place

London SW1V 1BH

United Kingdom

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Issued by: BHP Billiton Plc

To: Company Announcements Office
The London Stock Exchange
Old Broad Street
London EC2N 1HP
United Kingdom

Company Announcements Office
The Australian Stock Exchange
4th Floor, 20 Bridge Street
Sydney NSW 2000
Australia

cc: New York Stock Exchange Swiss Stock Exchange New Zealand Stock Exchange Johannesburg Stock Exchange Euronext Deutsche Bank

Date: 26 June 2003

For Release: Immediately

Contact: Ines Watson +44 (0)20 7802 4176

Notification of Major Interests in Shares

The following notification was received yesterday by BHP Billiton Plc in a letter from Old Mutual plc dated 24 June 2003 relating to major interests in shares of BHP Billiton Plc as at 19 June 2003:

"Disclosure under s 198 - 212 Companies Act

Please find notification pursuant to Section 198 of the Companies Act 1985, that as at 19 June 2003, Old Mutual Plc and its direct and indirect subsidiaries had a material interest in 137,040,958 ordinary shares of BHP Billiton plc, representing 5.55% of the issued share capital. The shares are registered as per the attached schedule."

Registered holdings of BHP Billiton Plc share capital by Old Mutual Companies at 19 June 2003
Total Shares issued	Number of Shares	Company	Registered Holder
2,468,147,002	71,606,617	Old Mutual Asset Managers (South Africa) (Pty) Ltd	Old Mutual Life Assurance Company (South Africa) Ltd	2.90%
	454,321	Stanlib Asset Management Ltd (not an Old Mutual Company)	Old Mutual Life Assurance Company (South Africa) Ltd	0.02%
	286,231	Prudential Portfolio Managers SA (Pty) Ltd (not an Old Mutual Company	Old Mutual Life Assurance Company (South Africa) Ltd	0.01%
	253,684	PeregrineQuant (Pty) Ltd (Not an Old Mutual Company)	Old Mutual Life Assurance Company (South Africa) Ltd	0.01%
	298,609	Coronation Fund Managers Ltd (Not an Old Mutual Company)	Old Mutual Life Assurance Company (South Africa) Ltd	0.01%
	1,067,190	Old Mutual Asset Managers (South Africa) (Pty) Ltd	Old Mutual Unit Trusts (SA) Limited	0.04%
	25,715,852	Old Mutual Asset Managers (South Africa) (Pty) Ltd	Old Mutual Asset Managers (South Africa) (Pty) Ltd (Managed Fund Client Assets)	1.04%
	22,800	Old Mutual Asset Managers (South Africa) (Pty) Ltd	Omnibon No 13 (Pty) Limited	0.00%
	440,183	Old Mutual Asset Managers (Namibia) (Pty) Ltd	Old Mutual Life Assurance Company (Namibia) Ltd	0.02%
	232,849	Old Mutual Asset Managers (Namibia) (Pty) Ltd	Old Mutual Holdings (Namibia) (Pty) Ltd	0.01%
	251,891	Old Mutual Asset Managers (Namibia) (Pty) Ltd	Old Mutual Asset Managers (Namibia) (Pty) Ltd (Managed Fund Client Assets)	0.01%
	13,326	Old Mutual Asset Managers (South Africa) (Pty) Ltd	Old Mutual Unit Trusts (Namibia) Limited	0.00%
	3,705,874	Old Mutual Asset Managers (Bermuda) Ltd	Old Mutual Global Asset Fund	0.15%
	10,860,248	Old Mutual Asset Managers (Bermuda) Ltd	Old Mutual South Africa Equity Trust Limited	0.44%
	844,406	Old Mutual Asset Managers (Bermuda) Ltd	Old Mutual South African Trust Plc	0.03%
	5,991,754	Quantitive Asset Management	Nedbank Nominees Ltd	0.24%
	79,766	Quantitive Asset Management	Standard Bank Nominees Ltd	0.00%
	2,697	Syfrets Securities	Syfrets Securities Nominees (Pty) Ltd	0.00%
	2,590,732	Franklin Templeton/NIB Investments	Nedcor Bank Nominees Ltd	0.10%
	2,277	Old Mutual	Garden View Nominees	0.00%
	2,534,028	BOE personal Stockbrokers	BNS Nominees	0.10%
	330,707	Syfrets Trust	Nedcor Bank Nominees	0.01%
	3,271,244	NSPB	Necdcor Bank Nominees	0.13%
	2,888,992	BOE Private Clients	Standard Bank Nominees	0.12%
	47,427	BOE Private Clients	Registered Own Name	0.00%
	689,979	Nedcor Investment Bank Multi Manager	Standard Bank Nominees (Pty) Limited	0.03%
	9,617	Nedcor Investment Bank Securities	Marser Nominees (Pty) Limited	0.00%
	1,936,848	Mutual & Federal Limited	Mutual & Federal Limited	0.08%
	610,809	Quaystone Ltd	Standard Bank Nominees (Transvaal) (Pty) Limited	0.02%

	137,040,958			5.55%

BHP Billiton Limited ABN 49 004 028 077 Registered in Australia Registered Office: 600 Bourke Street Melbourne Victoria 3000 Telephone +61 3 9609 3333 Facsimile +61 3 9609 3015	BHP Billiton Plc Registration number 3196209 Registered in England and Wales Registered Office: Neathouse Place London SW1V 1BH United Kingdom Telephone +44 20 7802 4000 Facsimile +44 20 7802 4111

The BHP Billiton Group is headquartered in Australia

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP BILLITON Plc
/s/ KAREN WOOD
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Karen Wood
Title: Company Secretary
Date: 26 June 2003